UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha SAKURASAKU PLUS Kabushiki Kaisha Global Kids Company
(Name of Subject Company)
SAKURASAKU PLUS Co., Ltd. Global Kids Company Corp.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
SAKURASAKU PLUS Co., Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

SAKURASAKU PLUS Co., Ltd.

Attn: Takashi Nakayama

Toho Hibiya Building, 1-2-2 Yuraku-cho Chiyoda-ku, Tokyo 100-0006, Japan

+81-3-5860-9539

Global Kids Company Corp.

Attn: Shuji Fukuda

2-14-36,Fujimi,Chiyoda-ku, Tokyo 102-0071, Japan

+81-3-3221-3770

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Announcement of Execution of Memorandum of Understanding for Integration between Global Kids Company Corp. and Sakurasaku plus Co., Ltd., dated July 19, 2022 (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

SAKURASAKU PLUS Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated September 9, 2022.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAKURASAKU PLUS Co., Ltd.

/s/ Takashi Nakayama

Name: Takashi Nakayama

Title: Executive Vice President & Director

Date: September 9, 2022